

April 6, 2011

Mr. Shanyou Li
Chief Executive Officer
Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100028, People's Republic of China

> **Re:** **Ku6 Media Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 0-51116**

Dear Mr. Li:

We have reviewed your response letter dated March 14, 2011 and have the following comment. Please comply with this comment in future filings. Confirm to us in writing that you will do so and explain how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F

Item 15. Controls and Procedures, page 99

1. We note your response to our comments contained in our letter dated March 2, 2011. Based on your response to these comments and our previous comments regarding your internal controls over financial reporting, it appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer, Finance Controller, and Reporting Manager do not possess the requisite U.S. GAAP expertise to prepare financial statements in accordance with U.S. GAAP. While experience auditing Chinese subsidiaries of U.S. registrants may provide some exposure to U.S. GAAP, this experience is not a substitute for a formal education in U.S. GAAP or training within the United States. We believe a license as a Certified Public Accountant in the U.S. or an education in U.S. GAAP, provided by an institution of higher education recognized as qualified to provide such an education, is necessary in

order to conclude that a person is an expert in U.S. GAAP. In this regard, we note that all of those persons identified above do not hold a license as a Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would provide a sufficient, relevant education in U.S. GAAP, and their U.S. GAAP audit experience appears to be limited. The fact that you hired a third party professional accounting firm to assist you in maintaining your system of internal controls further supports our view that your accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Accordingly, we believe this lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting are not effective. Please revise your conclusion on internal controls over financial reporting. You should explain to readers, in detail, that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures. Also, please consider addressing this situation in your Risk Factor disclosure.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
          For

Larry Spirgel
Assistant Director

Cc: James C. Lin, Esq., Davis Polk & Wardwell
      Via facsimile, 852-2533-1768